



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2007
WASH, DC
210

SI 07001556 MISSION

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SEC FILE NUMBER
8- 48212

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seapower Carpenter Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Five Park Plaza, Suite 950
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curt Christianssen (949) 261-8888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

18201 Von Karman, Suite 1060	Irvine	CA	92612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curt Christianssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seapower Carpenter Capital, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



JENNIFER ANN GARCIA
Commission # 1574546
Notary Public - California
Orange County
My Comm. Expires May 27, 2009

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

CONTENTS


Established 1926

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Seapower Carpenter Capital, Inc.

We have audited the accompanying statements of financial condition of Seapower Carpenter Capital, Inc. (a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seapower Carpenter Capital, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Windes & McClaughry

Long Beach, California
January 29, 2007

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31,	
	2006	2005
CASH	$ 942,831	$ 618,241
ACCOUNTS RECEIVABLE	235,844	5,070
DEPOSIT	661	1,028
TOTAL ASSETS	$1,179,336	$ 624,339

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
LIABILITIES		
Deferred revenue	$ 25,000	
Due to parent		$ 144,200
	25,000	144,200
COMMITMENTS AND CONTINGENCIES (Note 3)		
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized; 5,000 shares issued and outstanding	35,000	35,000
Retained earnings	1,119,336	445,139
	1,154,336	480,139
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,179,336	$ 624,339

The accompanying notes are an integral part of these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENTS OF INCOME

	For the Years Ended December 31,	
	2006	2005
FINANCIAL ADVISORY SERVICES	$2,401,340	$ 1,599,634
CONSULTING INCOME	35,000	
REAL ESTATE COMMISSIONS		8,218
	2,436,340	1,607,852
GENERAL AND ADMINISTRATIVE EXPENSES	1,314,229	1,279,167
INCOME FROM OPERATIONS	1,122,111	328,685
OTHER INCOME		
Interest income	11,286	12,786
INCOME BEFORE INCOME TAXES	1,133,397	341,471
PROVISION FOR INCOME TAXES	459,200	145,000
NET INCOME	$ 674,197	$ 196,471

The accompanying notes are an integral part of these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Shares Issued and Outstanding	Common Stock	Retained Earnings
BALANCE AT JANUARY 1, 2005	5,000	$ 35,000	$ 348,668
NET INCOME			196,471
DIVIDEND			(100,000)
BALANCE AT DECEMBER 31, 2005	5,000	35,000	445,139
NET INCOME			674,197
BALANCE AT DECEMBER 31, 2006	5,000	$ 35,000	$ 1,119,336

The accompanying notes are an integral part of these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 674,197	$ 196,471
Adjustments to reconcile net income to net cash from operating activities:		
Change in:		
Accounts receivable	(230,774)	(5,070)
Deposit	367	(1,028)
Deferred revenue	25,000	
Due to parent	(144,200)	139,100
Net Cash Provided by Operating Activities	324,590	329,473
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends on common stock		(100,000)
Net Cash Used In Financing Activities		(100,000)
NET CHANGE IN CASH	324,590	229,473
CASH AT BEGINNING OF YEAR	618,241	388,768
CASH AT END OF YEAR	$ 942,831	$ 618,241
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	None	$ 800

The accompanying notes are an integral part of these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Seapower Carpenter Capital, Inc. (the company) is presented to assist in understanding the company's financial statements.

Organization and Operations

Seapower Carpenter Capital, Inc. is incorporated under the laws of the state of California and is a wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company (the parent).

The company, a registered broker-dealer with the Securities and Exchange Commission, provides professional securities services with a focus on private best efforts placements of securities for financial services clients, mergers and acquisitions. These services are incidental to the financial consulting activities of the parent. The company is also a member of the National Association of Securities Dealers, Inc.

Financial Advisory Services

Financial advisory service revenues include fees earned from providing merger and acquisition and financial advisory services. Financial advisory service revenues are recorded on the closing date of the transaction.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances at December 31, 2006 and 2005. Balances that are still outstanding after management has used reasonable collection efforts are written off as a charge to accounts receivable and a debit to bad debt expense.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The company files its tax return on a consolidated basis with the parent under a tax sharing arrangement, which requires the company to provide for taxes on the "separate return" basis. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes.

Reclassifications

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

NOTE 2 – Related-Party Activities

The parent pays all the general and administrative expenses, which are allocated to the company through the due to parent account pursuant to a services and expenses sharing agreement between the company and its parent. The agreement provides for allocations that correspond to and are representative of the level of activity of the company throughout the year. This includes expenses related to back office support and overhead. The due to parent account is also credited or debited for the company's provision for income taxes. The current year provision for income taxes was paid to the parent in December 2006.

NOTE 3 – Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, each as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the company had net capital of $917,831, which was $912,831 in excess of its required net capital of $5,000. The company's net capital ratio was .027 to 1.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 4 – Provision for Income Taxes

The provision for income taxes consists of the following:

	For the Years Ended December 31,	
	2006	2005
Currently payable	$ 459,200	$ 145,000

NOTE 5 – Concentration of Credit Risk

The company provides financial consulting services for its parent's clients, which range from five to twelve engagements per year.

As of December 31, 2006, the company had two clients who represented approximately 94.6% of total gross receivable.


Established 1926

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Seapower Carpenter Capital, Inc.

We have audited the accompanying financial statements of Seapower Carpenter Capital, Inc. as of and for the year ended December 31, 2006 and have issued our report thereon dated January 29, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
January 29, 2007

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2006

CREDITS	
Stockholder's equity per company's unaudited X-17A-5 Part IIA Filing	$ 1,154,336
AUDIT ADJUSTMENTS	None
STOCKHOLDER'S EQUITY PER FINANCIAL STATEMENTS	1,154,336
Nonallowable assets	(236,505)
NET CAPITAL	$ 917,831
MINIMUM NET CAPITAL REQUIREMENTS – THE GREATER OF $5,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $25,000	5,000
Excess net capital	$ 912,831
Excess net capital at 1000%	$ 915,331
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.7%
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 917,831
Net audit adjustments	None
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5	$ 917,831
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 25,000
Net audit adjustments	None
AGGREGATE INDEBTEDNESS	$ 25,000

The Independent Auditors' Report on Page 9 should be read in conjunction with these statements.

SEAPOWER CARPENTER CAPITAL, INC.
(A wholly owned subsidiary of CCFW, Inc. dba Carpenter & Company)

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2006

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained.

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained.

The Independent Auditors' Report on Page 9
should be read in conjunction with these statements.


Established 1926

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Seapower Carpenter Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Seapower Carpenter Capital, Inc. (the company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Long Beach, California
January 29, 2007

END